DC

Act 34
Section
Rule Schedule 13D
Public
Availability 2-25-03





03016181

February 25, 2003

No Act
PE 2-25-03

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Crown, Cork & Seal Company, Inc. (the "Company")
Incoming letter dated February 25, 2003

Based on the facts presented, the Division's views are set forth below. Capitalized terms have the same meanings defined in your letter.

- After consummation of the Reorganization, Newco may take into account the Company's reporting history under the Securities Exchange Act of 1934 in determining its eligibility to use Form S-3. Such history may also be used in determining whether Newco "meets the requirements for use of Form S-3" within the meaning of Form S-4.

- Without necessarily agreeing with your analysis, the Division will not object if Newco files post-effective amendments to the Company's registration statements on Form S-3 and Form S-8 under Rule 414.

- The Company's Exchange Act reporting history may be taken into account in determining whether Newco satisfies Rule 144(c)(1).

- Persons who receive Newco common stock in exchange for Company common stock in the Reorganization may take into account the periods during which they held Company common stock to calculate their holding periods under Rule 144(d) for Newco common stock.

- Persons who have filed statements on Schedule 13D or 13G under the Exchange Act reporting beneficial ownership of the Company's common stock registered under Section 12 of the Exchange Act will not be required to file additional or amended statements on Schedule 13D or 13G as a result of the Reorganization, provided that they note in their next subsequent filings on Schedule 13D or 13G that Newco is the successor to the Company.

- The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a).

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach different conclusions. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusions on the questions presented.

Sincerely,



David C. Lee
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2003

William G. Lawlor
Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, Pennsylvania 19103-2793

Re: Crown Cork & Seal Co., Inc.

Dear Mr. Lawlor:

In regard to your letter of February 25, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel



BOSTON
BRUSSELS
FRANKFURT
HARRISBURG
HARTFORD
LONDON
LUXEMBOURG
NEW YORK
NEWPORT BEACH
PARIS
PHILADELPHIA
PRINCETON
SAN FRANCISCO
WASHINGTON

February 25, 2003

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Crown Cork & Seal Company, Inc. -- Holding Company Reorganization

Dear Gentlemen and Ladies:

We are acting as counsel for Crown Cork & Seal Company, Inc., a Pennsylvania corporation (the "Company"), in connection with a proposed reorganization (the "Reorganization") of the corporate structure of the Company to create a new holding company. To effect the Reorganization, the Company will create a new first-tier subsidiary corporation, Crown Holdings, Inc. ("Newco"), which in turn will create a new direct subsidiary corporation, Crown Merger Corporation ("Merger Sub"). Each subsidiary will be incorporated in Pennsylvania and wholly-owned, directly or indirectly, by the Company. The holding company organizational structure will be implemented by the merger (the "Holding Company Merger") of Merger Sub with and into the Company so that the Company will become a direct wholly-owned subsidiary of Newco. The Holding Company Merger will be effected pursuant to Section 1924(b)(4) of the Pennsylvania Business Corporation Law of 1988, as amended (the "PBCL"), which permits effectuation of such a merger without a vote of the stockholders of either constituent corporation. For a full discussion of the Reorganization and the Holding Company Merger, see "The Proposed Reorganization" below.

On behalf of the Company, we respectfully request an interpretive opinion or a no-action letter from the Division of Corporation Finance (the "Division") with respect to certain issues raised by the Reorganization under the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated under each. This letter replaces in their entirety our prior correspondence regarding the Reorganization.

Company Background Information

The Company designs, manufactures and sells rigid metal and plastic packaging, including metal and plastic closures. Such packaging includes steel and aluminum cans for food, beverage, household and other consumer products and a wide variety of metal and plastic caps, closures and dispensing systems. The Company currently operates 191 plants throughout 44 countries, and employs over 28,000 people.

Law Offices of Dechert LLP
4000 Bell Atlantic Tower · 1717 Arch Street · Philadelphia, PA 19103-2793 · Tel: 215.994.4000 · Fax: 215.994.2222 · www.dechert.com

The Company has 500 million authorized shares of common stock, par value $5.00 per share. At December 31, 2002, the Company had 159,430,075 shares of common stock issued and outstanding, not including shares held in treasury. The aggregate market value of these shares of common stock at December 31, 2002, was $1,267,469,096. The Company's common stock is registered under the Exchange Act and is currently traded on the New York Stock Exchange. The Company has also issued rights pursuant to a shareholder rights plan to purchase the Company's common stock upon the occurrence of events specified in the rights plan. These common stock rights are registered under the Exchange Act and are traded together with the Company's common stock on the New York Stock Exchange. For ease of reading, our references to the Company's common stock herein refer to these attached rights as the context requires. In addition, the Company has 30 million authorized shares of preferred stock, none of which is currently outstanding.

On January 29, 2003, the Company announced a proposed refinancing plan that the Company expects to consummate on February 26, 2003. The refinancing plan consists of (i) approximately $1.05 billion of new bank credit facilities, which are expected to include a $550 million revolving credit facility, of which $275 million will be made available to Crown European Holdings SA ("Crown European Holdings"), an indirect subsidiary of the Company, and $275 million will be made available to Crown Cork & Seal Americas, Inc. ("Crown Americas"), an indirect subsidiary of the Company, and a $504 million term loan facility, of which €50 million ($54 million U.S. dollar equivalent) will be borrowed by Crown European Holdings and $450 million will be borrowed by Crown Americas, (ii) $2.1 billion of senior secured notes issued by Crown European Holdings, consisting of $1.085 billion of 9-1/2% second priority senior secured notes due 2011, €285 million of 10-1/4% second priority senior secured notes due 2011 and $725 million of 10-7/8% third priority senior secured notes due 2013 and (iii) debt reduction resulting from the issuance in January 2003 by the Company of its common stock in exchange for $43 million of its outstanding unsecured notes. Other than with respect to the guarantees noted below, the refinancing plan is not expected to include the issuance of any securities by Newco. The new credit facilities and new secured notes will be unconditionally guaranteed by Newco, the Company and certain of their subsidiaries.

The purpose of the refinancing plan is to extend the average maturity of the Company's indebtedness and increase liquidity and financial flexibility. The proceeds from the refinancing plan will be used to (i) repay the Company's existing credit facility, (ii) repurchase or retire approximately $994 million of the Company's outstanding unsecured notes (including $43 million of notes which were exchanged for common stock) and (iii) pay fees and expenses associated with the refinancing plan. After application of the proceeds from the refinancing plan to repay, repurchase or retire outstanding indebtedness of the Company as described above, the total aggregate amount of indebtedness of the Company after consummation of the refinancing plan will not be materially different from such total aggregate amount of indebtedness prior to the refinancing plan.

In connection with the Reorganization, it is expected that Newco will guarantee the outstanding public unsecured notes of the Company and its subsidiaries which are not retired or repaid in the refinancing. The guarantees by Newco will be provided through the execution of supplemental indentures and other documents in accordance with the terms of instruments governing the public notes, which do not require the consent of the holders. The Company is currently an obligor or guarantor of the outstanding public unsecured notes. The Reorganization is being implemented in connection with, and must be completed prior to the consummation of, the refinancing plan. Accordingly, the Company respectfully requests an interpretive opinion or a no-action letter from the Division as soon as practicable.

The Proposed Reorganization

The Company proposes to reorganize its operations into a holding company structure whereby the Company will become a direct wholly-owned subsidiary of Newco. To effect the Reorganization, the Company will cause Newco to be incorporated as a wholly-owned subsidiary of the Company and Merger Sub to be incorporated as a wholly-owned subsidiary of Newco. Prior to the Reorganization, each of Newco and Merger Sub will have a nominal amount of stock outstanding and will have no business or properties of its own. Under the terms of an Agreement and Plan of Merger among the Company, Newco and Merger Sub (the "Holding Company Merger Agreement"), Merger Sub will, pursuant to Section 1924(b)(4) of the PBCL, be merged with and into the Company, which will be the corporation surviving the Merger, and the separate corporate existence of Merger Sub will cease. Attached to this letter for your review are Sections 1921 through 1930 of the PBCL, which relate to mergers and consolidations. Pursuant to the terms of the Holding Company Merger Agreement:

(i) each share of Company common stock issued and outstanding immediately prior to the Holding Company Merger will be converted into a share of Newco common stock having the same designations, rights, powers and preferences, and the qualifications, limitations and restrictions thereof, as the shares of Company common stock so converted ("Newco Common Stock");

(ii) each share of Company common stock that was issued and previously held in the treasury of the Company, having been contributed to the capital of Newco immediately prior to the Holding Company Merger, will be converted into a share of Newco Common Stock;

(iii) each share of capital stock of Merger Sub issued and outstanding immediately prior to the Holding Company Merger will be converted into a share of common stock of the Company; and

(iv) each share of capital stock of Newco issued and outstanding immediately prior to the Holding Company Merger will be canceled and retired.

Newco will be a holding company, organized as a Pennsylvania corporation, and will have substantially identical Articles of Incorporation and Bylaws to the Company's current Articles of Incorporation and Bylaws. In addition, the Board of Directors and executive officers of Newco will be substantially identical to the Board of Directors and executive officers of the Company. Newco will assume the Company's equity plans, including its various stock-based incentive plans. In the Holding Company Merger, neither the business conducted by Newco and the Company in the aggregate, nor the consolidated assets and liabilities of Newco and the Company, will substantially change from the Company's business as it is currently conducted or the assets and liabilities currently held by the Company.

Pursuant to Section 1924(b)(4) of the PBCL, the Company is not required to seek shareholder approval of the Holding Company Merger Agreement, and the Company does not intend to seek such shareholder approval. Furthermore, pursuant to Section 1930 of the PBCL, the Company's shareholders will not be entitled to dissenters' rights upon implementation of the Holding Company Merger. The Company's common stock purchase rights will also be exchanged or redeemed for new rights in Newco, containing substantially the same terms and conditions.

Discussion

The Division has issued several other no-action letters in the past for transactions that are similar in substance and results to the Company's Reorganization. These include the IPC Information Systems, Inc. no-action letter (available May 20, 1999), the Nortel Networks Corporation no-action letter (available April 28, 2000), the Washington Mutual Savings Bank no-action letter (available August 22, 1994), the Par Pharmaceutical, Inc. no-action letter (available June 19, 1991), the Natomas Company no-action letter (available March 21, 1980) and the Viking Freight System no-action letter (available June 9, 1986). All of the transactions discussed in the above-mentioned no-action letters involved the creation of a public holding company out of a public corporation, pursuant to a state statute that did not require shareholder approval or permit dissenters' or appraisal rights.

No Significant Effect on Shareholders' Rights

Upon consummation of the Holding Company Merger, the former Company shareholders will enjoy the same rights and privileges upon their ownership of the Newco stock as they did prior to the transaction. Other than minor technical differences, the following aspects of Newco and the Company will remain the same before and after the transaction: the articles of incorporation, the bylaws, the management, the voting rights, the percentage of ownership, the consolidated financial position, the consolidated financial statements, and the consolidated business operations.

No Federal or Pennsylvania State Tax Effect on Shareholders

The Holding Company Merger will not have any significant federal or Pennsylvania state tax effects on the shareholders of the Company.

Request

On behalf of the Company, we respectfully request a recommendation from the Division that no enforcement action be taken by the Securities and Exchange Commission with respect to each of the following matters discussed below.

Registration Forms Status

We respectfully request that the status of the Company prior to the consummation of the Holding Company Merger be considered in determining whether the requirements for the use of Forms S-3 and S-4 under the Securities Act are met by Newco as a successor registrant.

A successor registrant will be deemed to have met the conditions for eligibility to use Form S-3 pursuant to General Instruction I.A.7 to Form S-3 under the Securities Act if (i) its predecessor and the successor registrant, when taken together, meet the conditions in General Instructions I.A.1, 2, 3 and 5 to Form S-3, (ii) the succession was primarily for the purpose of forming a holding company, and (iii) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor. In accordance with General Instruction I.A.7 to Form S-3, Newco will be created primarily for the purpose of forming a holding company, the consolidated assets and liabilities of Newco immediately after the effective time of the Holding Company Merger will be the same as the consolidated assets and liabilities of the Company immediately prior thereto, Newco will be engaged in the same business as the Company and Newco will succeed to the Company as the new public holding company for the consolidated group. As a consequence of the Reorganization, Newco will represent substantially the same consolidated financial position and total enterprise value as the Company immediately prior to the Reorganization. Consistent with the Division's findings in the Washington Mutual Savings Bank and the Northwest Airlines Corporation no-action letters, we believe that the prior activities of the Company should be included in determining whether Newco "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 under the Securities Act.

Rule 414 and Currently Effective Registration Statements

For purposes of Rule 414 under the Securities Act, we respectfully request that the Company's currently effective registration statements on Form S-8 and Form S-3 be deemed to be Newco's registration statements, based on Newco's status as a "successor issuer," for the purpose of continuing the offering thereunder.

Pursuant to Rule 414, the Company's registration statements on Forms S-8 and S-3 can be deemed to be the registration statements of Newco for the purpose of continuing the offerings if (i) Newco succeeded the Company for the purpose of changing the Company's form of organization, and (ii) the conditions set forth in Rule 414 are satisfied. We believe that the Company's registration statements on Form S-8 and on Form S-3 should be deemed to be the registration statements of Newco as the successor issuer for the intention of continuing the offering, because the Holding Company Merger will have the effect of changing the Company's form of organization, and the Holding Company Merger and the resulting Newco substantially meet all the other conditions enumerated in Rule 414.

Rule 414(a) requires that, immediately prior to the succession, the successor issuer have no assets or liabilities other than nominal assets or liabilities. As previously noted, in connection with the Reorganization, Newco will own shares of Company common stock that are currently held by the Company as treasury shares. The transfer of treasury shares to Newco prior to the Reorganization will allow Newco's ownership of treasury shares after the Reorganization to match the Company's ownership immediately prior to the Reorganization. Other than the shares of Company common stock, immediately prior to the succession Newco will have no assets or liabilities other than nominal assets or liabilities. While the ownership of shares of Company common stock by Newco in the Reorganization is not explicitly covered by Rule 414(a), we believe that such ownership of stock, when used to preserve a consistent capital structure for Newco, should not affect the availability of Rule 414. We note that the Division granted relief with respect to Rule 414 in similar situations. See the American Eagle Outfitters, Inc. no-action letter (available March 29, 1999).

Rule 414(b) requires the successor issuer to acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. In the Reorganization, Newco will not directly acquire all of the assets and directly assume all of the liabilities and obligations of the Company. However, in keeping with the spirit of Rule 414, on a consolidated basis Newco will have the same assets and liabilities as the Company immediately prior to the Reorganization by reasons of its direct ownership of the common stock of the Company and its indirect ownership of the common stock of the subsidiaries of the Company. We believe that, although not technically in compliance, this continuity of ownership is consistent with the purpose of Rule 414. We note that the Division granted relief with respect to Rule 414 in similar situations. See the Reliant Energy, Incorporated no-action letter (available December 21, 2001).

Newco will file amendments to the above-referenced registration statements adopting such statements as its own for the purposes of the Securities Act and the Exchange Act, as contemplated by Rule 414(d). In accordance with Rule 414(d), such amendments will set forth any additional information necessary to reflect any material changes made in connection with or resulting from the Reorganization or necessary to keep the registration statement from being misleading in any material respect. In addition, though paragraph (c) of Rule 414 anticipates shareholder approval of the Holding Company Merger Agreement, under the PBCL, shareholder approval is not required, and will not be sought. We therefore believe that shareholder approval should not be required to satisfy Rule 414. We note that the Division granted relief with respect to Rule 414 in similar reorganizations. See the Halliburton Company no-action letter (available December 11, 1996).

Public Information Requirements under Rule 144(c)(1)

We respectfully request that the prior activities of the Company may be taken into account in determining whether Newco has complied with the current public information requirements of subsection (c)(1) of Rule 144 under the Securities Act.

We believe that the Company's prior disclosure and actions should be considered when determining if Newco has adequately complied with Rule 144(c)(1) for the sale of restricted securities of Newco. As Newco will be substantially the same business after the Holding Company Merger as the Company was before the Holding Company Merger, the consolidated assets and liabilities of Newco immediately after the effective time of the

Holding Company Merger will be the same as the consolidated assets and liabilities of the Company immediately prior thereto and the Company has been subject to, and complied with, the reporting requirements of Sections 13 or 15(d) of the Exchange Act for more than one year, we believe that for purposes of Rule 144, the prior reporting activities of the Company should be included for purposes of determining whether Newco has complied with the public information requirements of Rule 144(c)(1). We note that in the Halliburton Company no-action letter, the Division granted a request for no action based on a similar premise.

Tacking for Purposes of 144(d)

We respectfully request that the holders of Newco's common stock after the Holding Company Merger be permitted to tack the periods during which they held the Company's common stock for purposes of satisfying the holding period requirements of subsection (d) of Rule 144.

We believe that the shareholders of Newco may tack the periods during which they held the Company's common stock for Rule 144(d) holding purposes because (i) Newco's stock will be issued solely in exchange for the Company's stock, (ii) the shareholders will receive securities of the same class and in the same proportions as exchanged, (iii) Newco will be recently formed, will not have any significant assets other than shares of Company common stock and will have substantially the same assets and liabilities on a consolidated basis as the Company had prior to the Holding Company Merger, and (iv) the rights and interests of the Newco common stockholders will be substantially the same as the rights and interests of the Company's current common stockholders. We note that in the El Paso Natural Gas Company no-action letter (available May 21, 1998), the Division granted a request for no action based on a similar premise.

Schedule 13D and Schedule 13G Filers

We respectfully request that persons who have filed Schedules 13D or 13G reporting ownership interests in the Company's capital stock will not be required to file any additional or amended statements or forms as a consequence of the Holding Company Merger, but may note in their next filings that Newco is the successor issuer to the Company.

Owners of the Company's stock who have filed Schedules 13D or 13G are required to amend those schedules upon a material change in their ownership. Because Newco will be, for the most part, the same company on a consolidated basis as the Company was prior to the Holding Company Merger and the relative ownership percentages of owners of the Company's stock will not change as a result of the Holding Company Merger, we believe that persons who have filed a Schedule 13D or 13G disclosing the acquisition of the Company's securities should not be required to file a new or amended Schedule 13D or 13G. Such persons who have filed a Schedule 13D or 13G shall be required, however, to state in their next amendment to such schedules, that Newco is deemed to be the successor issuer for purposes of filings under Section 13(d). We note that the Division granted a request for no action in the Halliburton Company no-action letter based on a analogous theory and set of facts.

Registration pursuant to Section 12 of the Exchange Act

We respectfully request that, after the Holding Company Merger, Newco's common stock (and rights) shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act as the Company common stock (and rights).

Rule 12g-3(a) under the Exchange Act states that "in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the [Exchange] Act are issued to the holders of any class of securities of another issuer that is registered pursuant to either Section 12(b) or 12(g) of the [Exchange] Act, the class of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the [Exchange] Act...." Rule 12b-2 under the Exchange Act defines "succession" as the "direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer." We believe that the Holding Company Merger constitutes a "succession" for the purposes of Rule 12g-3(a), and, that, upon issuance to the Company's shareholders in exchange therefor, Newco's common stock (and rights) should be deemed to be registered under Section 12(b) of the Exchange Act. We note that the Division granted relief with respect to Rule 12g-3(a) in similar situations. See the Northwest Airlines Corporation and Halliburton Company no-action letters. The Company and Newco will report the Holding Company Merger and Newco's succession pursuant to the transaction on Form 8-K.

In light of the foregoing discussion, we respectfully ask for your concurrence with our conclusions as stated above. If for any reason you do not agree with our conclusions, we would gratefully appreciate the opportunity to discuss by telephone any questions or comments members of the Division may have regarding our requests contained herein, prior to any written response to this letter. Please contact me at 215.994.2823, Gil C. Tily at 215.994.2224 or Ian A. Hartman at 215.994.2277 with your questions, comments or requests for additional information.

In accordance with SEC Release No. 33-6269, we have submitted seven copies of this letter in addition to this original.

Very truly yours,



William G. Lawlor

Enclosures